Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is a partial transcript of a conference call held by the Company on November 6, 2018:

David M. Larsen: OK. And then what is the market’s response then to the deal with Vets First Choice and Animal Health? How do they view the transaction? Do they view it favorably or not? What do they expect to gain from it once the deal closes?

Stanley M. Bergman: David, I think generally from customers, I would say it’s overwhelmingly positive. Sales forces is excited. At the end of the day, in the vet space, the big need is for compliance, in other words, from the prescriptions issued, in other words, making sure prescriptions that are issued are actually used, making sure that prescriptions are renewed.

And generally, we would believe VFC solutions is the best in the marketplace. There are others that have solutions that no one has the comprehensive offering that they have combined with the Practice Management systems, the (inaudible) systems. So generally, I think it’s very well-received.

The morale of the company is quite good. It’s a massive undertaking internally to separate these companies and specifically the infrastructure in Europe, we’re making good progress. The filings have been made with the SEC which responded to (further) questions. We don’t see really much of an issue.

And I think generally, this is a good strategy for overall Henry Schein. It allows us to focus on human and Animal Health. And I think for the Animal Health team, it provides an opportunity to expand the value-added services in a very unique way. I think we have something here that’s unique and actually needed by the marketplace, both needed by the suppliers and the customers.

Steven Paladino: And I would just add, the Animal Health spin, we remain confident that the timing of the spin will be either late this year, very late this year or early in Q1. Again, we’re making very good progress in filings and separation agreements and all of that. So everything seems to be on target at this point.

. . .

Kevin Kim Ellich: OK, that’s very helpful, Stan. And then just wanted to switch over to the Animal Health business, kind of wrapping a question in for Steve. Wondering if you’re seeing any increased competition from kind of the online retailers and any changes from the manufacturers?

And then on top of that, when you finished Animal Health then, can you remind us what the capital deployment strategy will be from the capital – the cash that you’re going to get? And what you plan to do with it, Steve?

Steven Paladino: Sure. So I would say that online players in Animal Health as well as in other areas of our business have been in the market. There really is no major changes in the market penetration. It still can provide a lot of the services and value add that we provide in Animal Health. So they’re out there, but nothing really a major change.

Similarly, with manufacturers, I would say that while sometimes, manufacturers flipped from agency to traditional and vice versa, other than that really, no major changes in the major manufacturers plans on Animal Health.

The last part of your question, so as part of the spin-off, SpinCo will pay a dividend of somewhere between $1 billion and $1.2 billion to Henry Schein. That dividend will be tax free for Henry Schein, so there is no tax paid on it. We’ll use that money initially to pay down our revolving credit facility.

There (is) some restrictions on what can be done with the money immediately. But once we pay down our existing debt, then all those restrictions go away and we can use them for any purpose. That dividend will allow Henry Schein to have a very strong balance sheet, probably slightly over (one turn) of debt to EBITDA. And our capital allocation strategy will remain consistent with what you’ve seen.

We’ll continue to look to grow the business through strategic acquisitions, and we’ll continue to look at opportunities for buying back our stock to return cash on a tax-advantaged way back to our shareholders.

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction— are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.

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